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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20459

                               Amendment No. 1 to
                                 SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT
     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                         CHESAPEAKE ENERGY CORPORATION
                                (Name of Issuer)

                         CHESAPEAKE ENERGY CORPORATION

                       CHESAPEAKE ENERGY MARKETING, INC.
                       (Name of Persons Filing Statement)

                   7% CUMULATIVE CONVERTIBLE PREFERRED STOCK
                         (Title of Class of Securities)

                                  165 167 30 5
                                  165 167 20 6
                     (CUSIP Number of Class of Securities)



                               MARCUS C. ROWLAND
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                         CHESAPEAKE ENERGY CORPORATION
                           6100 NORTH WESTERN AVENUE
                         OKLAHOMA CITY, OKLAHOMA 73118
                                 (405) 879-9232
          (Name, Address and Telephone Number of Person Authorized to
       Receive Notices and Communications on Behalf of the Persons Filing
                                 the Statement)


                                    Copy to:
                               G. MICHAEL O'LEARY
                             ANDREWS & KURTH L.L.P.
                             600 TRAVIS, SUITE 4200
                              HOUSTON, TEXAS 77002
                                 (713) 220-4200

                                 APRIL 22, 1999
     (Date Tender Offer First Published, Sent or Given to Security Holders)





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The following items of the Company's Schedule 13E-4 filed with the Commission on
April 22, 1999 are herewith amended:


ITEM 1.  SECURITY AND ISSUER.

(a) The name of the issuer is Chesapeake Energy Corporation ("Chesapeake Energy"), and the address of its principal executive offices is 6100 North Western Avenue, Oklahoma City, Oklahoma 73118.


(b) This Schedule 13E-4 relates to the Offer by Chesapeake Energy Marketing, Inc. ("the Company"), a wholly owned subsidiary of Chesapeake Energy, to purchase up to 666,667 shares (or such lesser number of shares as are properly tendered) of 7% Cumulative Convertible Preferred Stock, par value $.01 per share, of Chesapeake Energy (the "Preferred Shares"), at a price of $15.00 per Preferred Share, net to the seller in cash, all upon the terms and subject to the conditions set forth in the offer to purchase, dated April 22, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached as Exhibits
         (a)(1) and (a)(2). As of April 16, 1999, Chesapeake Energy had issued and outstanding 4,600,000 shares of Preferred Stock. The information set forth on the cover page and under "Price Range of Preferred Stock; Dividends" and "Certain Information About Chesapeake Energy and the Company; General Information" in the Offer to Purchase is incorporated herein by reference. None of Chesapeake Energy's officers or directors own Preferred Shares and will therefore not tender into this Offer to Purchase.


(c) The Preferred Stock is listed for trading on the New York Stock Exchange under the symbol "CHK_p." On April 20 , 1999, the last practicable day prior to the announcement of the Offer, the closing price on the NYSE was $18 per share. The information set forth under "Price Range of Preferred Stock; Dividends" is incorporated herein by reference.

(d) Chesapeake Energy is the issuer of the Preferred Stock. Chesapeake Energy Marketing, Inc., 6100 North Western Avenue, Oklahoma City, Oklahoma 73118, a wholly owned subsidiary of Chesapeake Energy, is the person filing this Schedule 13E-4.




ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

(a)-(f). The shares of Preferred Stock to be acquired by the Company pursuant to this Offer will not be retired. The information set forth on the cover page and under "Number Of Preferred Shares; Proration; Extension of The Offer," "Background and Purpose of the Offer" and "Certain Information About Chesapeake Energy and the Company; General Information" in the Offer to Purchase is incorporated herein by reference.

(g)-(j). Not applicable.





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ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

 (a)(1)  Offer to Purchase dated April 22, 1999.

*(a)(2)  Form of Letter of Transmittal.

*(a)(3)  Form of Notice of Guaranteed Delivery.

*(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated April 22, 1999.

*(a)(5) Form of Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees dated April 22, 1999.


(b)      Not applicable.


*(c)(1) Second Amended and Restated Loan Agreement between Aubrey K. McClendon and Chesapeake Energy Marketing, Inc., dated effective December 31, 1998 (incorporated herein by reference to Exhibit 10.4.1 from Chesapeake Energy's Annual Report on Form 10-K for the year ended December 31, 1998)


(c)(2) Second Amended and Restated Loan Agreement between Tom L. Ward and Chesapeake Energy Marketing, Inc., dated effective December 31, 1998 (incorporated herein by reference to Exhibit 10.4.2 from Chesapeake Energy's Annual Report on Form 10-K for the year ended December 31,
         1998)

(d)-(f)  Not applicable.


--------------------
    * Previously filed


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to this statement on
Schedule 13E-4 is true, complete and correct.

Dated: May 19, 1999

                                       CHESAPEAKE ENERGY CORPORATION



                                       By: /s/ Marcus C. Rowland
                                           -------------------------------------
                                           Marcus C. Rowland
                                           Executive Vice President and Chief
                                           Financial Officer


                                       CHESAPEAKE ENERGY MARKETING, INC.



                                       By: /s/ Marcus C. Rowland
                                           -------------------------------------
                                           Marcus C. Rowland
                                           Vice President and Chief
                                           Financial Officer


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                               INDEX TO EXHIBITS

EXHIBIT NO.                       DESCRIPTION
-----------                       -----------

  (a)(1)   Offer to Purchase dated April 22, 1999.

 *(a)(2)   Form of Letter of Transmittal.

 *(a)(3)   Form of Notice of Guaranteed Delivery.

 *(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated April 22, 1999.

 *(a)(5) Form of Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees dated April 22, 1999.


  (c)(1) Second Amended and Restated Loan Agreement between Aubrey K. McClendon and Chesapeake Energy Marketing, Inc., dated effective December 31, 1998 (incorporated herein by reference to Exhibit 10.4.1 from Chesapeake Energy's Annual Report on Form 10-K for the year ended December 31, 1998)

  (c)(2) Second Amended and Restated Loan Agreement between Tom L. Ward and Chesapeake Energy Marketing, Inc., dated effective December 31, 1998 (incorporated herein by reference to Exhibit 10.4.2 from Chesapeake Energy's Annual Report on Form 10-K for the year ended December 31,
           1998)

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*  Previously filed